NORTHFIELD BANCORP, INC.
581 Main Street, Suite 810
Woodbridge, New Jersey 07095

March 19, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Northfield Bancorp, Inc.
Registration Statement on Form S-4 (Registration Number 333-236469)
Withdrawal of Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Effective immediately, Northfield Bancorp, Inc., a Delaware corporation (the “Company”), hereby withdraws its request that the Company’s Registration Statement on Form S-4 be declared effective on March 19, 2020 at 4:00 p.m., or as soon thereafter as is practicable.

Very Truly Yours,

/s/ Steven M. Klein

Steven M. Klein
President and Chief Executive Officer